SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

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SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No.__)

Paragon Offshore, plc.
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(Name of Issuer)


Common Stock, $1.00 par value
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(Title of Class of Securities)


G6S01W108
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(CUSIP Number)
(1)Marcel de Groot
Graaf van Egmontstraat 35A,
2000 ANTWERPEN, BELGIUM
(32)495562044

(2)Michael Richard Hammersley
706 N. Eugene Street, A4,
Greensboro, North Carolina 27401
(336) 209-3559
michael@brightleafadv.com
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)


March 20, 2017
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(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6S01W108
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1.NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Marcel de Groot

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [_]
JOINT FILING(b) [x]

3.SEC USE ONLY


4.SOURCE OF FUNDS

PF

5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)[x]
There are no material proceedings to which any Reporting Person or any of his or its associates is a party adverse to the Issuer or any of its subsidiaries or has a material interest adverse to the Issuer or any of its subsidiaries not otherwise disclosed herein these exhibits provided, however, that both
Marcel de Groot and Michael R. Hammersley are currently seeking an Equity Committee in regard to the proceedings filed by Paragon Offshore, plc., and their related subsidiaries under Chapter
11 of the United States
Bankruptcy Code.
As of this filing, no such Equity Committee has been appointed. Further, Marcel de Groot as well as Michael Richard Hammersley also have filed a claim against Paragon Offshore, plc., and each of its subsidiaries in the amount of one-billion and one-hundred million dollars
($1,100,000,000.00). This claim
has also been filed against each member
of the Management of Paragon Offshore,
plc., as well as each member of the current
Board of Directors of
Paragon Offshore, plc., as well as
PriceWaterhouseCoopers, LLP as
auditor for Paragon Offshore, plc.


6.CITIZENSHIP OR PLACE OF ORGANIZATION

	Citizen of the European Union

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.SOLE VOTING POWER

	4,336,483

8.SHARED VOTING POWER

0

9.SOLE DISPOSITIVE POWER

4,336,483

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,336,483

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

[_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.92%

14. TYPE OF REPORTING PERSON

IN

CUSIP No. G6S01W108
---------------------

1.NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Michael R. Hammersley

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [_]
JOINT FILING(b) [x]

3.SEC USE ONLY

4.SOURCE OF FUNDS

PF

5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)[x]
There are no material proceedings to which any Reporting Person or any of his or its associates is a party adverse to the Issuer or any of its subsidiaries or has a material interest adverse to the Issuer or any of its subsidiaries not otherwise disclosed herein these exhibits provided, however, that both
Marcel de Groot and Michael R. Hammersley are currently seeking an Equity Committee in regard to the proceedings filed by Paragon Offshore, plc., and their related subsidiaries under Chapter
11 of the United States
Bankruptcy Code.
As of this filing, no such Equity Committee has been appointed. Further, Marcel de Groot as well as Michael Richard Hammersley also have filed a claim against Paragon Offshore, plc., and each of its subsidiaries in the amount of one-billion and one-hundred million dollars
($1,100,000,000.00). This claim
has also been filed against each member
of the Management of Paragon Offshore,
plc., as well as each member of the current
Board of Directors of
Paragon Offshore, plc., as well as
PriceWaterhouseCoopers, LLP as
auditor for Paragon Offshore, plc.

6.CITIZENSHIP OR PLACE OF ORGANIZATION

North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.SOLE VOTING POWER

132,000

8.SHARED VOTING POWER

0

9.SOLE DISPOSITIVE POWER

132,000

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

132,000

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

[_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.15%

14. TYPE OF REPORTING PERSON

IN

CUSIP No. G6S01W108
---------------------


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Item 1. Security and Issuer.

The name of the issuer is Paragon Offshore plc, a public limited company incorporated under the laws of England and Wales (the Issuer).
The address of the principal executive offices of the Issuer is:
3151 Briarpark Drive, Suite 700, Houston, Texas 77042, United States of America. AND
20-22 Bedford Row, London WC1R 4JS, United Kingdom
This Schedule 13D relates to the Issuer's Common Stock, $1.00 par value
(the "Shares").

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Item 2. Identity and Background.

(a-c, f) This Schedule 13D is being filed jointly by Marcel de Groot and Michael R. Hammersley (Reporting Persons).

The principal business address of each of the Reporting Persons is:

(1) Marcel de Groot
Graaf van Egmontstraat 35A,
2000 ANTWERPEN, BELGIUM

(2) Michael Richard Hammersley
706 N. Eugene Street, A4,
Greensboro, North Carolina 27401

The principal business of the Reporting Persons is making investments for their own accounts as well as serving as the manager of these accounts.

(d) The Reporting Persons, have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

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Item 3. Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares came from the personal funds of the Reporting Persons.
No borrowed funds were used to purchase the Shares.

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Item 4. Purpose of Transaction.

The Reporting Persons acquired the Shares for investment purposes. The
Reporting Persons intend to evaluate the business prospects of the Issuer, as well as its present and future intentions. In connection with such evaluation, the Reporting Persons may from time to time consult with management and other shareholders of the Issuer. The Reporting Persons reserve the right to take such other actions as they may deem appropriate. The Reporting Persons intend to requisition a general meeting to replace the current serving Board of Directors as referenced in the attachment to this filing.

Except as set forth above, the Reporting Persons have no present plans or proposals that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

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Item 5. Interest in Securities of the Issuer.

(a-e) As of the date hereof, Marcel de Groot and Michael R. Hammersley may be deemed to be the beneficial owners of 4,468,483 Shares (5.07%) of the Issuer based upon the
88,641,896 Shares outstanding as of March 10, 2017, according to the Issuer's most recent 10K filed with the Securities and Exchange Commission.

Marcel de Groot and Michael R. Hammersley have the sole power to vote or direct the vote of 4,468,483 Shares to which this filing relates.

Marcel de Groot and Michael R. Hammersley have the sole power to dispose or direct the disposition of of 4,468,483 Shares to which this filing relates.

The trading dates, number of Shares purchased and the price per share for all transactions in the Shares during the past 60 days by the Reporting Persons are set forth in Exhibit B and were effected in private sales.


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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

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Item 7. Material to be Filed as Exhibits.

Exhibit A: A description of the transactions in the Shares that were effected by the Reporting Persons during the 60 days prior to March 20, 2017 is filed herewith as Exhibit A.

SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 20, 2017
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(Date)


/s/ Marcel de Groot
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Name: Marcel de Groot





/s/ Michael R. Hammersley
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Name:Michael R. Hammersley

Exhibit A

Transactions in the Shares for the Last Sixty (60) Days
The Reporting Persons

Marcel de Groot

NumberPrice
Trade Dateof Shares Per SharePurchase/Sale
------------------- ----------------------

2/2/2017 392,499$ .08 	Purchase




Michael R. Hammersley

NumberPrice
Trade Dateof Shares Per SharePurchase/Sale
------------------- ----------------------
1/18/2017 6,000 $ 0.27 Purchase
1/19/2017 6,000 $ 0.09 Purchase
1/23/2017 2,000 $ 0.08 Purchase
1/30/2017	 12,000$ 0.09 Purchase
2/3/201710,000$ 0.07 Purchase
2/14/2017 10,000$ 0.08 Purchase
2/17/2017 2,000 $ 0.07 Purchase
3/07/2017 20,000$ 0.07 Purchase